UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NephroGenex, Inc.

(Name of Issuer)

Common Stock, $0.001 per share

(Title of Class of Securities)

640667101

(CUSIP Number)

December 9, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 640667101

1.	Name of Reporting Person

I.R.S. Identification No. of Above Person (Entities Only)

Biostratum, Incorporated

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number
of Shares		0
Beneficially	6.	Shared Voting Power
Owned By
Each		0
Reporting	7.	Sole Dispositive Power
Person with
		0
	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

0.0%

12.	Type of Reporting Person

CO

CUSIP No. 640667101

Item 1(a)	Name of Issuer

NephroGenex, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

3200 Beechleaf Ct.

Suite 900

Raleigh, NC 27604

Item 2(a)	Name of Person Filing

Biostratum, Incorporated

Item 2(b)	Address of Principal Business Office, or if none, Residence

c/o Biostratum, Incorporated

1923 Delaine Drive
Burlington, NC 27215

Item 2(c)	Citizenship

Delaware corporation

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 per share

Item 2(e)	CUSIP Number

640667101

CUSIP No. 640667101

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned

As of the date hereof, the Reporting Person no longer beneficially owns any shares of the Issuer because the shares were distributed to the Reporting Person’s shareholders.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 640667101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2016

BIOSTRATUM, INCORPORATED

By:	/s/ Eugen Steiner

Name:	Eugen Steiner

Title:	President & CEO